                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                             Constellation 3D, Inc.
                             ----------------------
                                (Name of issuer)

                          Common Stock, $.001 par value
                          ----------------------------
                         (Title of class of securities)

                                   210379 10 3
                         -------------------------------
                                 (CUSIP number)

                                December 31, 2001
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      [X]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          Sands Brothers & Co., Ltd.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                  (a)
                                                      ----------
                                                  (b)
                                                      ----------
--------------------------------------------------------------------------------
3.    SEC Use Only

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4.    Citizenship or Place of Organization

          Delaware
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Number of            5     Sole Voting Power
Shares                        200,000
Beneficially         -----------------------------------------------------------
Owned by             6     Shared Voting Power
Each                          0
Reporting            -----------------------------------------------------------
Person               7     Sole Dispositive Power
With                          200,000
                     -----------------------------------------------------------
                     8     Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          200,000
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          0.31%*
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12.   Type of Reporting Person

          BD
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*     Based upon 64,168,047 shares of common stock outstanding, as reported by the Company on January 11, 2002.

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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          Sands Brothers Venture Capital LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                  (a)
                                                      ----------
                                                  (b)
                                                      ----------
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
Number of            5     Sole Voting Power
Shares                        500,000
Beneficially         -----------------------------------------------------------
Owned by             6     Shared Voting Power
Each                          0
Reporting            -----------------------------------------------------------
Person               7     Sole Dispositive Power
With                          500,000
                     -----------------------------------------------------------
                     8     Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          500,000
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares   -

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          0.77%*
--------------------------------------------------------------------------------
12.   Type of Reporting Person

          OO
--------------------------------------------------------------------------------


* Based upon 64,168,047 shares of common stock outstanding, as reported by the Company on January 11, 2002.

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ITEM 1(a).           NAME OF ISSUER:

                     Constellation 3D, Inc.

ITEM 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     230 Park Avenue, Suite 453, New York, New York 10169

ITEM 2(a) AND (b).   NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL BUSINESS OR
                     OFFICE OR, IF NONE, RESIDENCE:

                     Sands Brothers & Co., Ltd.
                     90 Park Avenue, 39th Floor, New York, New York 10016

                     Sands Brothers Venture Capital LLC
                     90 Park Avenue, 39th Floor, New York, New York 10016

ITEM 2(c).           CITIZENSHIP:

                     Each of the entities filing this statement is a corporation or limited liability company organized under the laws of a state of the United States.

ITEM 2(D).           TITLE OF CLASS OF SECURITIES:

                     Common Stock

ITEM 2(E).           CUSIP NUMBER:

                     210379 10 3

ITEM 3.              TYPE OF REPORTING PERSON:

                     Sands Brothers, in accordance with
                        Section 240.13d-1(b)(ii)(A)

                     Sands Brothers Venture Capital LLC     OO

ITEM 4.              OWNERSHIP:

                     Sands Brothers & Co., Ltd. beneficially owns warrants to purchase in the aggregate 200,000 shares of common stock, representing 0.31% of the class. Sands Brothers has sole voting and dispositive power over these shares. Sands Brothers Venture Capital LLC disclaims beneficial ownership of these shares. Sands Brothers does not have shared voting or dispositive power over of any shares.

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                     Sands Brothers Venture Capital LLC owns warrants to
                     purchase in the aggregate 500,000 shares of common stock, representing 0.77% of the class. Although Sands Brothers Venture Capital LLC is an affiliate of Sands Brothers & Co., Ltd., Sands Brothers & Co., Ltd. disclaims beneficial ownership of these shares. Sands Brothers Venture Capital LLC does not have shared voting or dispositive power over of any shares.

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON:

                     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                     Not Applicable

ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                     Not Applicable

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable

ITEM 10.             CERTIFICATION:

                     Not Applicable


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      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002


                                        SANDS BROTHERS & CO., LTD.


                                        By: /s/ Steven B. Sands
                                            -------------------
                                        Name: Steven B. Sands
                                        Title: Co-Chief Executive Officer


                                        SANDS BROTHERS VENTURE CAPITAL LLC

                                        By: SB VENTURE CAPITAL MANAGEMENT LLC,
                                        Member-Manager

                                        By: /s/ Martin S. Sands
                                            -------------------
                                        Name: Martin S. Sands
                                        Title: Manager


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